

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2017

Cynthia W. Hu
Chief Operating Officer, General Counsel & Secretary
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, MD 20850

      Re: CASI Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed December 13, 2017
           File No. 333-222046

Dear Ms. Hu:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at (202) 551-5019 with any questions.

                         Division of Corporation Finance
                         Office of Healthcare & Insurance

cc: Richard E. Balz, Esq.